SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

04054132

RECEIVED
2004 DEC 17 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY MAIL

December 9, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of November 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna

Susy H. Horna
Corporate Secretary

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

B

dlw 1/7

SUPERIOR DIAMONDS INC. 2004 THIRD QUARTER REPORT



superior

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2004 and 2003

General

The following Management's Discussion and Analysis of Superior Diamonds Inc. (the "Company" or "Superior"), dated as at November 10, 2004, for the nine month period ended September 30, 2004, should be read in conjunction with the unaudited and audited financial statements including the notes thereto for the period ended September 30, 2004 and year ended December 31, 2003 respectively.

The accompanying financial statements and related notes are prepared in accordance with Canadian generally accepted accounting principles.

Superior is a development stage diamond exploration company engaged in the acquisition and exploration of mineral properties in Ontario and Québec. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

In November 2003, the Company and Canabrava Diamond Corporation ("Canabrava") completed a business reorganization by way of a business combination pursuant to which Superior acquired all of the outstanding shares of Canabrava based on a 2.5 common shares of Canabrava to 1 common share of Superior ratio. Upon completion of the transaction, all of the shares of Superior were consolidated on a two old for one new basis. The outstanding convertible securities of Superior, including the warrants exchanged for the Canabrava warrants, were also consolidated on the same basis with corresponding adjustments to the price. Canabrava became a wholly-owned subsidiary of Superior.

Overall Performance

During the nine month period ended September 30, 2004, the Company raised gross proceeds of $1,099,000 by issuing 1,547,385 shares pursuant to two private placements. The funds raised were used to generate new projects in Ontario and Québec including the Temiscamingue Project.

Administrative expenses increased by $53,806 and $77,935 (before general exploration costs) for the three and nine months ended September 30, 2004 respectively from the same periods in 2003. The increase is primarily due to expenditures of a general reconnaissance nature, additional regulatory costs as a result of the Company becoming a reporting issuer in Ontario and Québec, capital taxes relating to Canabrava as well as the purchase of promotional materials.

Superior was extremely active in the third quarter, exploring in four areas of interest. A further area of interest was defined in Bryce Township, Northeastern Ontario.

Temiscamingue Project, Québec

In 2003, eleven exploration areas were defined from the recovery of many key kimberlite indicator minerals ("KIMs") and their relationship to important structures in the Temiscamingue area of southwestern Québec. In the first part of the quarter, six of the best areas were chosen for preliminary orientation surveys. These surveys involved overburden sampling, the purpose of which was to: a) ensure that anomalous KIM values recovered from the 2003 regional survey could be duplicated; b) ensure that a dispersal train could be established; and c) define the orientation and size of more detailed follow-up orientation surveys. These surveys were extremely successful.

Due to time constraints, three of these surveys were chosen for further work in the last part of this quarter. Again, all three programs were successful. In conjunction with the geophysics, individual drilling programs are being defined from the types, numbers and distribution of recovered KIMs.

Kimberlite boulders were discovered in two areas of the Temiscamingue Project. One set of boulders was defined as hypabyssal facies kimberlite. Geochemistry of KIMs recovered from these boulders were compared to those recovered from local overburden samples. This data clearly establishes the likelihood of more than one kimberlite source. Presently, petrographic work and pressure-temperature calculations on the garnets and clinopyroxenes are being completed. KIM transport studies are being helped through the understanding of percentages of KIM's recovered from these boulders with alteration mantles.

The second set of boulders was identified as crater facies kimberlite. This has major implications for the size, magnetic characteristics and economic potential (if diamond-bearing) of the kimberlite. Presently, the geochemistry of KIMs recovered from these boulders is being determined. Petrographic work and pressure-temperature calculations from garnets and clinopyroxenes are planned.

To protect Superior's exploration interest in the area, 86 additional properties (3,991.7 hectares) were acquired. The 100% owned Temiscamigue Project now consists of 287 properties (14,012 hectares).

AEM Diamonds/Winisk Project, Ontario

Previous work in 2002 and 2003 defined five exploration areas for Superior's AEM Diamonds/ Winisk Project. In this quarter, overburden sampling was completed at regional and local scales. This sampling focused primarily on recovery of KIMs. However, overburden in one area precluded sampling for KIMs, and samples were collected for mobile metal ion analysis ("MMI") instead. Results from the MMI sampling indicated the presence of at least two kimberlites.

Samples collected for the recovery of KIMs are currently being processed. Once this data is received, planning for airborne and ground geophysics, drilling and further sampling will proceed.

The AEM Diamonds/ Winisk Project consists of 103 properties covering 20,912 hectares.

Nottaway/Waswanipi-Saguenay Project, Ontario

Previous work completed in 2003 defined two areas with excellent potential for kimberlite. During this quarter, overburden orientation surveys were completed for both areas and samples were submitted for recovery of KIMs.

To protect Superior's exploration interest in the area, 28 additional properties (1,262 hectares) were acquired. The 100% owned Nottaway/Waswanipi-Saguenay Project now consists of 51 properties (2,645 hectares).

Mistassini Project, Québec

An overburden sampling program was completed in the third quarter for the Mistassini Project in the Otish Mountains region of Québec. Majescor Resources Inc., Superior's joint venture partner for this program, managed the sampling program. Samples have been submitted for recovery of KIMs. Plans for future exploration will proceed once results are received.

Bryce Township Project, Ontario

Several properties became available this quarter in Bryce Township, northeastern Ontario. These properties straddle faults that occur on the western flank of, and are aligned parallel to, the Temiscamingue Structural Zone. The acquisition of these properties provides Superior with excellent exposure to diamond exploration occurring in this area.

The 100% owned Bryce Township Project consists of 9 properties (624 hectares).

Results of Operations

The consolidated loss for the three and nine months ended September 30, 2004 was $149,057 and $465,293 respectively, reflecting a year to date increase of $202,728 from the nine month period ended September 30, 2003. The increase is mainly as a result of exploration advances being written off, stock-based compensation expense, shareholder information, and exploration expenses of a general reconnaissance nature incurred during the period. In addition, during the third quarter of 2004, Canabrava was assessed $30,000 in provincial capital taxes for previous years.

The Company recorded $24,000 in stock-based compensation expense as a result of 100,000 stock options granted to a director during the first quarter of 2004. Effective January 1, 2004 the Company is required to record stock-based compensation expense for all stock option grants during the period using a fair value based method. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions (see MD&A section "Critical Accounting Policies and Estimates").

An amount of $64,620 was written off during the current period relating to claims in Brazil previously owned by Canabrava.

Consulting and management fees of $119,468 for the nine months ended September 30, 2004 include $36,000 and $18,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora Platinum Corp. ("Aurora") respectively pursuant to separate administrative services agreements, and $65,468 in fees on account of consulting and management services provided by directors, officers and other consultants. Consulting and management fees for the same period ended September 30, 2003 amounted to $117,323.

General exploration of $46,270 (September 30, 2003 – $8,094) is comprised of exploration expenditures of a general reconnaissance nature.

Shareholder information expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Shareholder information costs were higher in the current three and nine month period as a consequence of an increase in the number of shareholders and the addition of Ontario and Québec to the list of jurisdictions in which the Company is required to file. These changes occurred as a result of the business combination with Canabrava. The increase also included the purchase of promotional materials during the period.

The decrease in legal and accounting expenditures during the three and nine months ended September 30, 2004 is also the result of the one-time expenditures in 2003 relating to the business combination between Superior and Canabrava.

Office expense increased due to a $30,000 reassessment of provincial capital taxes. Travel expenditures also increased marginally due to increased corporate activity during the current periods.

Summary of Quarterly Results

Fiscal Quarter ended	3rd Quarter Sept 30, 2004	2nd Quarter June 30, 2004	1st Quarter Mar 31, 2004	4th Quarter Dec 31, 2003	3rd Quarter Sept 30, 2003	2nd Quarter June 30, 2003	1st Quarter Mar 31, 2003	4th Quarter Dec 31, 2002
Interest income	$ 1,173	$ 3,374	$ 4,364	$ 1,559	$ 3,135	$ 5,581	$ 7,192	$ 5,950
Net loss	(149,057)	(111,175)	(205,061)	(968,863)	(91,491)	(96,130)	(74,944)	(84,401)
Loss per share*	(0.01)	(0.00)	(0.01)	(0.10)	(0.00)	(0.00)	(0.00)	(0.02)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters reflects some variation in net loss during the third and first quarters between 2004 and 2003 as well as a significant variation between the fourth quarter of 2003 and 2002. The increase relating to the third quarter relates to a reassessment of provincial capital taxes and increased shareholder information due to increased corporate activity. The increase in the first quarter was due to stock-based compensation and the write off of exploration advances. The variation between the fourth quarter of 2003 and 2002 was due to stock-based compensation and costs relating to the acquisition of Canabrava.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at September 30, 2004 was $227,235 compared with $947,819 as at December 31, 2003.

The decrease of $720,584 in working capital reflects $1,270,151 ($1,234,716 on a cash basis) in resource property expenditures, $376,673 in operating expenditures, and $64,620 in exploration advances written off, which were partially offset by net proceeds from share issuances totalling $990,860.

Expenditures on resource properties amounted to $1,270,151 during the nine months ended September 30, 2004 of which $785,783 was spent on the Temiscamingue Project, $295,882 on the AEM Diamond Project, and $188,486 on the Mistassini, Attawapiskat and other projects.

As at September 30, 2004, the Company had in place an unsecured promissory note payable to Southwestern in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum to be paid monthly.

During the nine months ended September 30, 2004, the Company completed two private placements. In January, 932,000 non-flow through units were issued at $0.75 per unit for gross proceeds of $699,000, and in March, 615,385 units were issued at $0.65 per unit for gross proceeds of $400,000. Broker warrants totalling 93,200 were issued pursuant to the January financing.

Although the Company has sufficient working capital in the near term to fund ongoing operating expenditures, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

As at September 30, 2004, there were 4,250,000 stock options and 4,569,700 warrants outstanding as detailed in note 3(b) and (d) in the notes to consolidated financial statements.

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capi-

talized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

Effective January 1, 2004 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments," and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $751,896 as at December 31, 2003. Deficit at January 1, 2004 also increased by $751,896. This was previously disclosed in the notes to the financial statements as the pro forma impact on net loss and net loss per share.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

Related Party Transactions

The Company paid a total of $29,645 (September 30, 2003 – $29,736) in consulting and management fees during the nine month period ended September 30, 2004 to companies controlled by John Paterson, Superior's President and CEO, to Thomas Beattie, a director, and to three independent directors. Fees are charged on a per diem basis by Mr. Paterson and Mr. Beattie while the remaining directors were paid a total of $18,000 ($6,000 each per annum) in September 2004. Amounts paid to Aurora under the terms of an administrative services agreement (a monthly fee of $2,000) totalled $18,000 (September 30, 2003 – $18,000). In addition, fees of $36,000 (September 30, 2003 – $36,000) were paid to Southwestern (a monthly fee of $4,000) under the terms of a separate administrative services agreement. As at September 30, 2004 there was an amount owing to Aurora of $1,691 and to Southwestern of $2,622.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information is provided in the Company's audited consolidated financial statements for the periods ended December 31, 2003 and 2002 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

Management Team

John G Paterson – President, CEO, and Director
Parkash K Athwal – CFO
Thomas F Morris – Vice President, Exploration
Susy H Horna – Secretary

Directors

Alan C Moon – Chairman
John G Paterson
Thomas W Beattie
Murray A Gordon
K Wayne Livingstone

CONSOLIDATED BALANCE SHEETS

Unaudited	September 30, 2004	December 31, 2003
		(note 1b)
Assets		
Current		
Cash and cash equivalents	$ 200,423	$ 867,637
Exploration advances and other receivables	160,097	179,367
	360,520	1,047,004
Resource properties (note 2)	5,719,405	4,449,254
	$ 6,079,925	$ 5,496,258
Liabilities		
Current		
Accounts payable and accrued charges	$ 128,972	$ 74,672
Due to affiliated companies (note 4)	4,313	24,513
	133,285	99,185
Long term		
Note payable	200,000	200,000
	333,285	299,185
Shareholders' Equity		
Share capital (note 3)	13,234,942	12,244,082
Contributed surplus	1,289,200	1,265,200
Deficit	(8,777,502)	(8,312,209)
	5,746,640	5,197,073
	$ 6,079,925	$ 5,496,258

See accompanying notes to consolidated financial statements

Approved by the Board

John G Paterson

Thomas W Beattie

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Unaudited	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
Expenses				
Consulting and management fees	$ 49,089	$ 38,572	$ 119,468	$ 117,323
General exploration	9,892	8,094	46,270	8,094
Shareholder information	25,799	15,068	100,793	59,694
Legal and accounting	23,669	29,194	50,964	65,630
Office expense	39,289	3,317	62,048	16,895
Travel	2,492	381	6,041	1,837
Loss before undernoted items	(150,230)	(94,626)	(385,584)	(269,473)
Interest	1,173	3,135	8,911	15,908
Stock-based compensation (note 3c)	–	–	(24,000)	(9,000)
Write-off of exploration advances	–	–	(64,620)	–
Net loss for the period	(149,057)	(91,491)	(465,293)	(262,565)
Deficit at beginning of period	(8,628,445)	(7,161,855)	(8,312,209)	(6,990,781)
Deficit at end of period	$ (8,777,502)	$ (7,253,346)	$ (8,777,502)	$ (7,253,346)
Loss per share	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)
Weighted-average number of shares outstanding	26,364,727	24,092,688	26,107,230	24,091,392

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
Operating Activities				
Net loss for the period	$ (149,057)	$ (91,491)	$ (465,293)	$ (262,565)
Items not involving cash:				
Write-off of exploration advances	–	–	64,620	–
Stock-based compensation	–	–	24,000	9,000
	(149,057)	(91,491)	(376,673)	(253,565)
Change in non-cash operating working capital items:				
Decrease (increase) in exploration advances and other receivables	2,061	(6,100)	(22,167)	1,445
Increase (decrease) in accounts payable and accrued charges	18,294	(10,903)	(24,518)	(5,446)
	(128,702)	(108,494)	(423,358)	(257,566)
Investing Activity				
Resource property expenditures	(258,585)	(244,349)	(1,234,716)	(727,379)
Financing Activity				
Shares issued	–	–	990,860	1,250
Decrease in cash and cash equivalents during the period	(387,287)	(352,843)	(667,214)	(983,695)
Cash and cash equivalents at beginning of period	587,710	650,328	867,637	1,281,180
Cash and cash equivalents at end of period	$ 200,423	$ 297,485	$ 200,423	$ 297,485
Cash and cash equivalents consist of:				
Cash	$ 200,423	$ 98,016	$ 200,423	$ 98,016
Short-term investments	–	199,469	–	199,469
Cash and cash equivalents at end of period	$ 200,423	$ 297,485	$ 200,423	$ 297,485

See accompanying notes to consolidated financial statements

Unaudited
Nine months ended September 30, 2004 and 2003

1. Significant Accounting Policies

a) These consolidated interim financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2003, except as described in note 1b. These consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments," and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting of stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $751,896 as at December 31, 2003. Deficit at January 1, 2004 also increased by $751,896.

2. Resource Properties

For the nine months ended September 30, 2004:

	AEM Diamond Project	Mistassini Project	Temiscamingue Project	Other	Total
Balance, beginning of period	$ 1,140,127	$ 2,393,702	$ 117,122	$ 798,303	$ 4,449,254
Property acquisition, assessment and maintenance	191	16,934	7,475	11,516	36,116
Analytical	11,613	23,097	112,592	52,835	200,137
Geophysics	–	–	352,674	106,188	458,862
Geology	284,078	42,459	177,849	4,950	509,336
Drilling	–	–	179,568	–	179,568
Research	–	–	–	1,661	1,661
Project administration	–	5,024	3,000	–	8,024
Québec refundable tax credits	–	(76,178)	(47,375)	–	(123,553)
Balance, end of period	$ 1,436,009	$ 2,405,038	$ 902,905	$ 975,453	$ 5,719,405

For the year ended December 31, 2003:

	AEM Diamond Project	Mistassini Project	Temiscamingue Project	Other	Total
Balance, beginning of period	$ 594,343	$ –	$ –	$ –	$ 594,343
Property acquisition, assessment and maintenance	134,478	2,390,604 [1]	6,624	751,150 [2]	3,282,856
Analytical	92,914	–	59,558	1,997	154,469
Geophysics	15,467	–	–	–	15,467
Geology	274,449	3,098	47,636	43,457	368,640
Project administration	28,476	–	3,304	1,699	33,479
Balance, end of period	$ 1,140,127	$ 2,393,702	$ 117,122	$ 798,303	$ 4,449,254

[1] Represents the fair value of the Project acquired from Canabrava.
[2] Includes the acquisition of Canabrava's Winisk and Attawapiskat projects valued at $750,000.

3. Share Capital

a) Issued Capital

During the nine months ended September 30, 2004 and year ended December 31, 2003 changes in issued share capital were as follows:

	For the nine month period ended September 30, 2004		For the year ended December 31, 2003	
	Number of shares	Amount	Number of shares	Amount
Issued at beginning of period	24,817,342	$ 12,244,082	12,043,844	$ 8,363,105
Private placements – net of share issue costs of $108,140 (2003 – $85,251)	1,547,385	990,860	804,018	517,762
Issued upon exercise of warrants	–	–	2,500	1,250
Issued to Canabrava shareholders pursuant to business combination	–	–	11,966,980	3,361,965
Issued at end of period	26,364,727	$ 13,234,942	24,817,342	$12,244,082

On January 16, 2004, the Company completed a private placement of 932,000 units at $0.75 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to purchase one common share for $0.90 until January 15, 2005. Broker warrants totalling 93,200 were issued with each broker warrant entitling the holder to purchase one common share at a price of $0.75 until January 15, 2005.

On March 30, 2004, the Company completed a non-brokered private placement of 615,385 units at $0.65 per unit. Each unit consists of one common share and one-half common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.85 during the first year and at $1.00 during the second year after closing.

b) Stock Options
At September 30, 2004, there were 4,250,000 stock options outstanding and exercisable under the Company's stock option plan.

	For the nine month period ended September 30, 2004		For the year ended December 31, 2003	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding at beginning of period	4,230,000	$ 0.64	1,515,000	$ 0.50
Issued	100,000	$ 0.52	2,745,000	$ 0.71
Exercised or cancelled	(80,000)	$ 0.60	(30,000)	$ 0.50
Outstanding and exercisable at end of period	4,250,000	$ 0.64	4,230,000	$ 0.64

c) Stock-Based Compensation
As a result of 100,000 stock options granted during the nine month period ended September 30, 2004, the Company recorded $24,000 (September 30, 2003 – $9,000) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.24 (September 30, 2003 – $0.09) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 46% (September 30, 2003 – 44%); risk free interest rate of 5% (September 30, 2003 – 5%); and expected life of five years (September 30, 2003 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

d) Warrants

As at September 30, 2004, there were 4,569,700 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
December 27, 2000	600,000	$1.50	December 27, 2004
December 28, 2000	275,200	$1.50	December 28, 2004
December 29, 2000	81,000	$1.50	December 29, 2004
December 31, 2003	402,009	$0.90	December 30, 2004
December 31, 2003	80,402	$0.75	December 30, 2004
December 31, 2002	357,143	$1.20	December 31, 2004
December 31, 2002	71,428	$0.80	December 31, 2004
January 16, 2004	466,000	$0.90	January 15, 2005
January 16, 2004	93,200	$0.75	January 15, 2005
February 21, 2002	145,000	$2.50	February 20, 2005*
February 21, 2002	215,000	$1.50	February 20, 2005*
March 4, 2002	137,500	$3.75	March 4, 2005*
March 30, 2004	307,693	$0.85/$1.00	March 30, 2005
April 8, 2000	140,625	$1.20	April 9, 2005*
August 29, 2002	197,500	$0.60	August 28, 2006*
August 29, 2002	1,000,000	$1.00	August 28, 2006*

*These warrants were extended from the same date in 2004.

No carrying values have been assigned to the warrants.

4. Related Party Transactions

Fees amounting to $29,645 (September 30, 2003 – $29,736) were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora Platinum Corp. ("Aurora") under the terms of an administrative services agreement totalled $18,000 (September 30, 2003 – $18,000). As at September 30, 2004, there was an amount of $1,691 due to Aurora. In addition, there were fees of $36,000 (September 30, 2003 – $36,000) paid to Southwestern Resources Corp. ("Southwestern") under the terms of a separate administrative services agreement and there was an amount owing to Southwestern of $2,622 as at September 30, 2004.

SUPERIOR DIAMONDS INC.

PO BOX 10102
SUITE 1650, 701 WEST GEORGIA ST
VANCOUVER, BRITISH COLUMBIA
CANADA V7Y 1C6

TELEPHONE 604 806 0667
FAX 604 688 5175
WWW.SUPERIORDIAMONDS.CA
INFO@SUPERIORDIAMONDS.CA